UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.4)*



                        Desc, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B common stock ("B Shares")
--------------------------------------------------------------------------------

                          (Title of Class of Securities)

                                  250309101(1)
              ---------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                        Boulevard Manuel Avila Camacho 24
                                Torre del Bosque
                                     Piso 7
                          Colonia: Lomas de Chapultepec

                            Mexico City 11000, Mexico
                                (5255) 5540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------
1 CUSIP number is for the ADSs only. No CUSIP number exists for the underlying shares, as the shares are not traded in the United States.

CUSIP No.     250309101               13D


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Helu

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Items 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carlos Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marco Antonio Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrick Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Maria Soumaya Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanessa Paola Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Johanna Monique Slim Domit

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           438,835,371 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  438,835,371 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      438,835,371 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Carso Global Telecom, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grupo Financiero Inbursa, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           430,502,038 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  430,502,038 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      430,502,038 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.4% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Telefonos de Mexico, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF  (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           Zero B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  Zero B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Zero B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0008

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  145,017,408 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  145,017,408 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,017,408 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Trust No. F/0395

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

                                  905,000 B Shares (See Items 5(a) and 5(b))

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                                  905,000 B Shares (See Items 5(a) and 5(d))

                              10  SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      905,000 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      EP


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Inmobiliaria Carso, S.A. de C.V.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     250309101               13D

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Orient Star Holdings LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      OO (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico

                              7   SOLE VOTING POWER

    NUMBER OF SHARES          8   SHARED VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON           8,333,333 B Shares (See Items 5(a) and 5(b))
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  8,333,333 B Shares (See Items 5(a) and 5(d))

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,333,333 B Shares (See Item 5(a))

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.8% B Shares (See Item 5(a))

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 4 (the "Fourth Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 17, 2003 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on February 18, 2004 (the "First Amendment"), Amendment No. 2 to the Schedule 13D filed with the Commission on March 29, 2004 (the "Second Amendment") and Amendment No. 3 to the Schedule 13D filed with the Commission on April 26, 2004 (the "Third Amendment"), by Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit (collectively, the "Slim Family"), Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Financiero Inbursa, S.A. de C.V. ("GFI"), Telefonos de Mexico, S.A. de C.V. ("Telmex"), Trust No. F/0008 (the "Telmex Trust"), Trust No. F/0395 (the "Telnor Trust"), Inmobiliaria Carso S.A. de C.V. ("Inmobiliaria") and Orient Star Holdings LLC ("Orient Star", collectively, the "Reporting Persons"), with respect to the Series B common stock (the "B Shares") of Desc, S.A. de C.V. (the "Issuer"). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         The aggregate amount of funds utilized to purchase the 14,655,200 B Shares purchased by the Telmex Trust since the filing of the Third Amendment is 54,101,321 pesos (approximately U.S. $4.7 million based on an exchange rate of 11.455 pesos per U.S. dollar, the exchange rate in effect on May 10, 2004). The funds used to purchase such B Shares were obtained from the working capital of the Telmex Trust.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The Reporting Persons listed below have the following direct interests in B Shares:

                                                    B Shares assuming conversion
                               B Shares(1)                of A Shares ( 2)
                     ---------------------------    ----------------------------
                        Number        % of Class       Number        % of Class
                     -------------   ------------   -------------   ------------
GFI...............    297,812,371       26.6%        430,502,038        34.4%
Telmex Trust......    145,017,408       13.0%            --              --
Telnor Trust......        905,000        0.1%            --              --
Orient Star.......      8,333,333        0.8%            --              --

          (1)  Based on 1,117,985,387 B Shares outstanding as of April 20, 2004.

          (2) Based on 1,117,985,387 B Shares outstanding as of April 20, 2004. As described in the Second Amendment, A Shares are voluntarily convertible into B Shares. Totals and percentages assume that all of the 132,689,667 A Shares held by GFI have been converted into B Shares.

         (c) All transactions in B Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement, excluding transactions previously reported in the Third Amendment, are listed in Schedule II hereto.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

* The Powers of Attorney and Joint Filing Agreement filed as exhibits to the Schedule 13D and the First Amendment are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Carlos Slim Helu


         -------------------------------------

         Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
                                                       -----------------------
         -------------------------------------         Eduardo Valdes Acra
                                                       Attorney-in-Fact
         Marco Antonio Slim Domit                      May 10, 2004


         -------------------------------------

         Patrick Slim Domit


         -------------------------------------

         Maria Soumaya Slim Domit


         -------------------------------------

         Vanessa Paola Slim Domit


         -------------------------------------

         Johanna Monique Slim Domit


         -------------------------------------


         CARSO GLOBAL
         TELECOM, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0008


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         BANCO INBURSA S.A., INSTITUCION DE
         BANCA MULTIPLE, GRUPO FINANCIERO
         INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE
         OF TRUST NO. F/0395


         -------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         INMOBILIARIA CARSO S.A. DE C.V.


         -------------------------------------
         By: Armando Ibanez Vazquez
         Title: Attorney-in-Fact


         ORIENT STAR HOLDINGS LLC


         -------------------------------------
         By:  Inmobiliaria Carso, S.A. de C.V.
         Name:  Armando Ibanez Vazquez
         Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.

                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                             Principal Occupation
----                             --------------------

Carlos Slim Helu                 Chairman Emeritus of the Board of Telefonos
                                 de Mexico, S.A. de C.V., Chairman of America
                                 Movil, S.A. de C.V. and Carso Global Telecom,
                                 S.A. de C.V.

Carlos Slim Domit                Chairman of the Board of Telefonos de Mexico,
                                 S.A. de C.V., Chairman of Grupo Carso,
                                 S.A. de C.V. and President of Grupo Sanborns,
                                 S.A. de C.V.

Marco Antonio Slim Domit         President of Grupo Financiero Inbursa,
                                 S.A. de C.V.

Patrick Slim Domit               Vice President of Commercial Markets of
                                 Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit         President of Museo Soumaya

Vanessa Paola Slim Domit         Private Investor

Johanna Monique Slim Domit       Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                    Principal Occupation
-----------------                    --------------------

Directors

Carlos Slim Helu (Director and       Chairman Emeritus of the Board of Telefonos
Chairman Emeritus of the Board)      de Mexico, S.A. de C.V., Chairman of
                                     America Movil, S.A. de C.V. and Carso
                                     Global Telecom, S.A. de C.V.

Jaime Chico Pardo (Director and      President of Telefonos de Mexico, S.A. de
Vice Chairman of the Board)          C.V. and Vice President of Carso Global
                                     Telecom, S.A. de C.V.

Claudio X. Gonzalez Laporte          Chairman of the Board of Kimberly Clark
(Director)                           de Mexico, S.A. de C.V.

Humberto Gutierrez Olvera            General Director of Grupo Carso, S.A. de
Zubizaretta (Director)               C.V.

Juan Antonio Perez Simon             Vice-Chairman of Telefonos de Mexico, S.A.
(Director)                           de C.V. and Chairman of the Board of
                                     Sanborns Hermanos S.A.

Carlos Slim Domit (Director          Chairman of the Board of Telefonos de
and Chairman of the Board)           Mexico, S.A. De. C.V., Chairman of
                                     Grupo Carso, S.A. de C.V. and President
                                     of Grupo Sanborns, S.A. de C.V.

Executive Officers

Armando Ibanez (Chief Financial       Chief Financial Officer of Carso Global
Officer)                              Telecom, S.A. de C.V.

                        TELEFONOS DE MEXICO, S.A. DE C.V.
         Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                         Principal Occupation
-----------------                         --------------------

Directors

Carlos Slim Helu                          Chairman Emeritus of the Board of
(Chairman Emeritus)                       Telefonos de Mexico, S.A. de C.V.,
                                          Chairman of America Movil, S.A. de
                                          C.V. and Carso Global Telecom, S.A.
                                          de C.V.

Carlos Slim Domit (Chairman               Chairman of the Board of Telefonos de
of the Board and Chairman of the          Mexico, S.A. de C.V., Chairman of the
Executive Committee)                      Board of Grupo Carso, S.A.de C.V.,
                                          Grupo Sanborns, S.A. de C.V.; Member
                                          of the Board of Carso Global Telecom,
                                          S.A. de C.V. and America Telecom, S.A.
                                          de C.V.

Jaime Chico Pardo (Vice Chairman;         Chief Executive Officer of Telefonos
Member of the Executive Committee)        de Mexico, S.A. de C.V.

Emilio Azcarraga Jean (Director)          President of Grupo Televisa, S.A. de
                                          C.V.

Antonio Cosio Arino (Director;            General manager of Cia Industrial de
Alternate Member of the Executive         Tepeji del Rio, S.A. de C.V.
Committee)

Amparo Espinosa Rugarcia (Director)       President of the Center for Women's
                                          Studies in Mexico City

Elmer Franco Macias (Director)            President and Director of Grupo Infra,
                                          S.A. de C.V.

Angel Losada Moreno (Director)            Chief Executive Officer of Grupo
                                          Gigante, S.A. de C.V.

Romulo O'Farrill Jr. (Director)           Chairman and General Manager of
                                          Novedades Editores,  S.A. de C.V.

Juan Antonio Perez Simon (Vice            Chairman of the Board of Directors and
Chairman; Member of the Executive         Member of the Executive Committee of
Committee)                                Sanborns Hermanos, S.A., and member of
                                          the board of directors of America
                                          Telecom

Fernando Senderos Mestre (Director)       Chairman of the Board and Chief
                                          Executive Officer of Desc, S.A. de
                                          C.V.

Marco Antonio Slim Domit (Director;       President and Director of Grupo
Alternate Member of the Executive         Financiero Inbursa, S.A. de C.V.
Committee)

James W. Callaway (Director)              Group president of SBC Communications,
                                          Inc., International Operations

Richard P. Resnick (Director;
Member of the Executive Committee)

Robert L. Henrichs (Director;
Alternate Member of the Executive
Committee)

Rafael Kalach Mizrahi (Director)          Chairman and chief executive officer
                                          of Grupo Kaltex, S.A. de C.V.

Ricardo Martin Bringas (Director)         Chief executive officer of
                                          Organizacion Soriana, S.A. de C.V.

Executive Officers

Jaime Chico Pardo                         Chief Executive Officer

Adolfo Cerezo Perez                       Chief Financial Officer

                                  SCHEDULE II

         For the period beginning 60 days prior to the event which requires the filing of this statement, excluding transactions previously reported in the Third Amendment, the Reporting Persons set forth below effected the following transactions in B Shares on the Mexican Stock Exchange. The prices below reflect the average consideration received (in Mexican Pesos) per B Share on the relevant trade date.

                    Type of                  Number of   Price Per Share
Reporting Person  Transaction   Trade Date   B Shares    Mexican Pesos.

  Telmex Trust     Purchase      04/22/04     140,000         3.79
  Telmex Trust     Purchase      04/22/04      35,000         3.79
  Telmex Trust     Purchase      04/22/04      10,000         3.78
  Telmex Trust     Purchase      04/22/04      50,000         3.80
  Telmex Trust     Purchase      04/22/04     190,000         3.80
  Telmex Trust     Purchase      04/22/04      95,000         3.84
  Telmex Trust     Purchase      04/22/04     130,000         3.83
  Telmex Trust     Purchase      04/22/04      47,500         3.84
  Telmex Trust     Purchase      04/22/04     150,000         3.84
  Telmex Trust     Purchase      04/23/04      50,000         3.90
  Telmex Trust     Purchase      04/23/04      50,000         3.90
  Telmex Trust     Purchase      04/23/04      10,000         3.90
  Telmex Trust     Purchase      04/23/04     200,000         3.92
  Telmex Trust     Purchase      04/23/04      25,000         3.92
  Telmex Trust     Purchase      04/23/04       5,000         3.92
  Telmex Trust     Purchase      04/23/04     100,000         3.91
  Telmex Trust     Purchase      04/23/04     100,000         3.91
  Telmex Trust     Purchase      04/23/04      50,000         3.91
  Telmex Trust     Purchase      04/23/04     200,000         3.91
  Telmex Trust     Purchase      04/26/04      10,000         3.95
  Telmex Trust     Purchase      04/26/04     250,000         3.95
  Telmex Trust     Purchase      04/26/04       1,900         3.96
  Telmex Trust     Purchase      04/26/04     250,000         3.96
  Telmex Trust     Purchase      04/26/04     121,600         4.00
  Telmex Trust     Purchase      04/26/04      50,000         4.01
  Telmex Trust     Purchase      04/27/04       8,000         3.98
  Telmex Trust     Purchase      04/27/04       6,000         3.98
  Telmex Trust     Purchase      04/27/04       6,000         3.98
  Telmex Trust     Purchase      04/27/04     330,000         3.96
  Telmex Trust     Purchase      04/27/04       9,000         3.94
  Telmex Trust     Purchase      04/27/04       5,900         3.94
  Telmex Trust     Purchase      04/27/04     124,700         3.94
  Telmex Trust     Purchase      04/27/04      50,000         3.94
  Telmex Trust     Purchase      04/27/04      50,000         3.94
  Telmex Trust     Purchase      04/27/04      50,000         3.94
  Telmex Trust     Purchase      04/27/04      10,000         3.94
  Telmex Trust     Purchase      04/27/04         100         3.94
  Telmex Trust     Purchase      04/27/04         300         3.94
  Telmex Trust     Purchase      04/27/04      85,000         3.89
  Telmex Trust     Purchase      04/27/04      35,000         3.89
  Telmex Trust     Purchase      04/27/04      17,000         3.83
  Telmex Trust     Purchase      04/27/04      33,000         3.83
  Telmex Trust     Purchase      04/27/04     500,000         3.83
  Telmex Trust     Purchase      04/27/04     400,000         3.83
  Telmex Trust     Purchase      04/27/04     450,000         3.83
  Telmex Trust     Purchase      04/28/04      20,000         3.70
  Telmex Trust     Purchase      04/28/04      20,000         3.70
  Telmex Trust     Purchase      04/28/04     450,000         3.70
  Telmex Trust     Purchase      04/28/04       5,000         3.69
  Telmex Trust     Purchase      04/28/04      25,000         3.70
  Telmex Trust     Purchase      04/28/04       5,000         3.69
  Telmex Trust     Purchase      04/28/04     100,000         3.69
  Telmex Trust     Purchase      04/28/04       5,000         3.68
  Telmex Trust     Purchase      04/28/04      11,600         3.69
  Telmex Trust     Purchase      04/28/04       5,000         3.68
  Telmex Trust     Purchase      04/28/04     100,000         3.68
  Telmex Trust     Purchase      04/28/04      15,000         3.69
  Telmex Trust     Purchase      04/28/04       5,000         3.68
  Telmex Trust     Purchase      04/28/04     100,000         3.68
  Telmex Trust     Purchase      04/28/04      33,400         3.68
  Telmex Trust     Purchase      04/28/04      50,000         3.65
  Telmex Trust     Purchase      04/28/04     191,600         3.65
  Telmex Trust     Purchase      04/28/04       8,400         3.65
  Telmex Trust     Purchase      04/28/04      20,000         3.60
  Telmex Trust     Purchase      04/28/04     400,000         3.60
  Telmex Trust     Purchase      04/28/04     280,000         3.57
  Telmex Trust     Purchase      04/28/04      44,500         3.60
  Telmex Trust     Purchase      04/28/04     100,000         3.62
  Telmex Trust     Purchase      04/28/04     140,000         3.62
  Telmex Trust     Purchase      04/28/04      60,000         3.62
  Telmex Trust     Purchase      04/28/04       2,000         3.61
  Telmex Trust     Purchase      04/28/04     191,000         3.62
  Telmex Trust     Purchase      04/28/04       9,000         3.62
  Telmex Trust     Purchase      04/28/04      48,000         3.62
  Telmex Trust     Purchase      04/28/04       5,500         3.62
  Telmex Trust     Purchase      04/28/04     196,500         3.62
  Telmex Trust     Purchase      04/28/04         300         3.62
  Telmex Trust     Purchase      04/28/04       3,200         3.62
  Telmex Trust     Purchase      04/28/04      21,800         3.62
  Telmex Trust     Purchase      04/28/04         200         3.62
  Telmex Trust     Purchase      04/28/04      28,000         3.64
  Telmex Trust     Purchase      04/28/04      16,000         3.63
  Telmex Trust     Purchase      04/28/04      34,000         3.63
  Telmex Trust     Purchase      04/28/04      80,000         3.64
  Telmex Trust     Purchase      04/28/04      20,000         3.64
  Telmex Trust     Purchase      04/28/04     100,000         3.64
  Telmex Trust     Purchase      04/28/04      20,000         3.63
  Telmex Trust     Purchase      04/28/04      20,500         3.63
  Telmex Trust     Purchase      04/28/04     367,100         3.65
  Telmex Trust     Purchase      04/28/04      68,500         3.63
  Telmex Trust     Purchase      04/28/04      23,900         3.63
  Telmex Trust     Purchase      04/29/04      24,900         3.69
  Telmex Trust     Purchase      04/29/04       5,900         3.69
  Telmex Trust     Purchase      04/29/04     200,000         3.70
  Telmex Trust     Purchase      04/29/04     130,000         3.70
  Telmex Trust     Purchase      04/29/04     300,000         3.70
  Telmex Trust     Purchase      04/29/04      30,000         3.70
  Telmex Trust     Purchase      04/29/04     200,000         3.70
  Telmex Trust     Purchase      04/29/04     109,200         3.70
  Telmex Trust     Purchase      04/29/04     140,800         3.70
  Telmex Trust     Purchase      04/29/04       5,500         3.63
  Telmex Trust     Purchase      04/29/04      20,000         3.63
  Telmex Trust     Purchase      04/29/04       8,300         3.63
  Telmex Trust     Purchase      04/29/04      25,400         3.63
  Telmex Trust     Purchase      04/29/04      75,400         3.62
  Telmex Trust     Purchase      04/29/04      24,600         3.62
  Telmex Trust     Purchase      04/29/04     150,000         3.60
  Telmex Trust     Purchase      04/29/04      13,000         3.60
  Telmex Trust     Purchase      04/29/04         200         3.60
  Telmex Trust     Purchase      04/29/04       6,800         3.60
  Telmex Trust     Purchase      04/29/04      86,000         3.59
  Telmex Trust     Purchase      04/29/04     100,000         3.59
  Telmex Trust     Purchase      04/29/04     100,000         3.59
  Telmex Trust     Purchase      04/29/04     150,000         3.59
  Telmex Trust     Purchase      04/29/04     500,000         3.59
  Telmex Trust     Purchase      04/29/04     250,000         3.59
  Telmex Trust     Purchase      04/29/04      32,000         3.59
  Telmex Trust     Purchase      04/29/04       2,500         3.59
  Telmex Trust     Purchase      04/29/04         100         3.59
  Telmex Trust     Purchase      04/29/04      29,500         3.59
  Telmex Trust     Purchase      04/29/04      29,900         3.59
  Telmex Trust     Purchase      04/30/04       4,100         3.59
  Telmex Trust     Purchase      04/30/04      11,000         3.59
  Telmex Trust     Purchase      04/30/04       6,600         3.60
  Telmex Trust     Purchase      04/30/04       5,000         3.60
  Telmex Trust     Purchase      04/30/04      10,000         3.60
  Telmex Trust     Purchase      04/30/04      17,000         3.60
  Telmex Trust     Purchase      04/30/04      33,200         3.65
  Telmex Trust     Purchase      04/30/04      60,000         3.65
  Telmex Trust     Purchase      04/30/04       6,800         3.65
  Telmex Trust     Purchase      04/30/04      23,200         3.65
  Telmex Trust     Purchase      04/30/04      18,200         3.65
  Telmex Trust     Purchase      04/30/04       4,900         3.65
  Telmex Trust     Purchase      04/30/04      45,100         3.65
  Telmex Trust     Purchase      04/30/04       4,900         3.65
  Telmex Trust     Purchase      04/30/04      50,000         3.65
  Telmex Trust     Purchase      04/30/04      50,000         3.62
  Telmex Trust     Purchase      04/30/04      50,000         3.60
  Telmex Trust     Purchase      04/30/04     100,000         3.60
  Telmex Trust     Purchase      04/30/04      29,400         3.60
  Telmex Trust     Purchase      04/30/04      50,000         3.60
  Telmex Trust     Purchase      04/30/04      44,500         3.64
  Telmex Trust     Purchase      04/30/04       5,000         3.64
  Telmex Trust     Purchase      04/30/04         500         3.64
  Telmex Trust     Purchase      04/30/04      20,600         3.64
  Telmex Trust     Purchase      04/30/04         900         3.60
  Telmex Trust     Purchase      04/30/04      25,000         3.60
  Telmex Trust     Purchase      04/30/04         800         3.64
  Telmex Trust     Purchase      04/30/04      23,300         3.64
  Telmex Trust     Purchase      04/30/04       1,700         3.60
  Telmex Trust     Purchase      04/30/04      20,000         3.64
  Telmex Trust     Purchase      04/30/04      10,000         3.64
  Telmex Trust     Purchase      04/30/04      18,300         3.64
  Telmex Trust     Purchase      04/30/04       6,700         3.64
  Telmex Trust     Purchase      04/30/04      50,000         3.65
  Telmex Trust     Purchase      04/30/04      43,300         3.64
  Telmex Trust     Purchase      04/30/04       6,700         3.64
  Telmex Trust     Purchase      05/03/04      12,500         3.60
  Telmex Trust     Purchase      05/03/04       4,500         3.64
  Telmex Trust     Purchase      05/03/04     100,000         3.65
  Telmex Trust     Purchase      05/03/04      35,000         3.65
  Telmex Trust     Purchase      05/03/04      48,000         3.68
  Telmex Trust     Purchase      05/04/04       4,400         3.61
  Telmex Trust     Purchase      05/04/04      15,600         3.61
  Telmex Trust     Purchase      05/04/04       6,500         3.58
  Telmex Trust     Purchase      05/04/04     130,000         3.58
  Telmex Trust     Purchase      05/04/04      43,500         3.59
  Telmex Trust     Purchase      05/04/04      50,000         3.59
  Telmex Trust     Purchase      05/04/04      25,600         3.58
  Telmex Trust     Purchase      05/04/04      50,000         3.58
  Telmex Trust     Purchase      05/04/04     100,000         3.58
  Telmex Trust     Purchase      05/04/04      20,900         3.58
  Telmex Trust     Purchase      05/04/04      53,500         3.60
  Telmex Trust     Purchase      05/04/04      53,500         3.59
  Telmex Trust     Purchase      05/04/04      87,300         3.59
  Telmex Trust     Purchase      05/04/04     200,000         3.59
  Telmex Trust     Purchase      05/04/04      20,000         3.59
  Telmex Trust     Purchase      05/04/04      23,300         3.59
  Telmex Trust     Purchase      05/04/04       8,200         3.59
  Telmex Trust     Purchase      05/04/04       7,700         3.59
  Telmex Trust     Purchase      05/05/04      20,000         3.56
  Telmex Trust     Purchase      05/05/04      50,000         3.56
  Telmex Trust     Purchase      05/05/04      47,500         3.58
  Telmex Trust     Purchase      05/05/04     100,000         3.58
  Telmex Trust     Purchase      05/05/04      50,000         3.58
  Telmex Trust     Purchase      05/05/04       2,500         3.59
  Telmex Trust     Purchase      05/05/04      37,500         3.59
  Telmex Trust     Purchase      05/05/04     100,000         3.59
  Telmex Trust     Purchase      05/05/04     142,500         3.61
  Telmex Trust     Purchase      05/05/04       7,500         3.61
  Telmex Trust     Purchase      05/06/04       5,000         3.46
  Telmex Trust     Purchase      05/06/04      18,800         3.46
  Telmex Trust     Purchase      05/06/04      50,000         3.46
  Telmex Trust     Purchase      05/06/04      50,000         3.46
  Telmex Trust     Purchase      05/06/04      50,000         3.46
  Telmex Trust     Purchase      05/06/04     150,000         3.46
  Telmex Trust     Purchase      05/06/04      26,200         3.46
  Telmex Trust     Purchase      05/06/04     100,000         3.46
  Telmex Trust     Purchase      05/06/04      13,800         3.45
  Telmex Trust     Purchase      05/06/04         100         3.45
  Telmex Trust     Purchase      05/06/04      36,100         3.45
  Telmex Trust     Purchase      05/06/04      49,600         3.45
  Telmex Trust     Purchase      05/06/04      50,000         3.45
  Telmex Trust     Purchase      05/06/04      50,000         3.45
  Telmex Trust     Purchase      05/06/04      50,000         3.45
  Telmex Trust     Purchase      05/06/04      50,000         3.45
  Telmex Trust     Purchase      05/06/04      50,000         3.45
  Telmex Trust     Purchase      05/06/04         400         3.45
  Telmex Trust     Purchase      05/07/04     100,000         3.50
  Telmex Trust     Purchase      05/07/04      50,000         3.50
  Telmex Trust     Purchase      05/07/04     100,000         3.50
  Telmex Trust     Purchase      05/07/04     100,000         3.50
  Telmex Trust     Purchase      05/07/04     100,000         3.47
  Telmex Trust     Purchase      05/07/04      77,300         3.53
  Telmex Trust     Purchase      05/07/04         200         3.50
  Telmex Trust     Purchase      05/07/04     100,000         3.50
  Telmex Trust     Purchase      05/07/04      22,500         3.55